One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

June 30, 2017

VIA EDGAR CORRESPONDENCE

Ms. Angela Mokodean

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Ms. Mokodean:

This letter responds to the comments you provided to Adrienne Jang of Dechert LLP and me in a telephonic discussion on May 5, 2017 with respect to your review of Post-Effective Amendment No. 54 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 14, 2017. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Equal Weight U.S. Large Cap Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1. Please provide the methodology rule book for the Index. Please note that the SEC staff (“Staff”) may have additional comments based on the Index methodology.

Response 1. The Registrant previously filed a correspondence filing dated June 9, 2017 containing the draft methodology rule book for the Index.

Ms. Angela Mokodean June 30, 2017 Page 2

Prospectus

Comment 2. Please confirm supplementally that the ticker symbol for the Fund will be included on the front cover.

Response 2. The Registrant hereby confirms that the ticker symbol for the Fund will be included on the front cover.

Comment 3. In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, please clarify that, as suggested by the Fund’s name, the Fund will invest at least 80% of its assets in U.S. large capitalization equity securities in compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 3. As disclosed in the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, “[t]he Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index.” The Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., U.S. large capitalization equity securities). Therefore, because the Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1. The Registrant notes that this is consistent with its approach for other series. See correspondence filings made by the Registrant dated May 4, 20151 and July 30, 2015.2

Comment 4. In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, please clarify that the securities included in the Index are U.S. large capitalization equity securities, given the Fund’s policy of investing at least 80% of its assets in securities included in the Index and the requirements of Rule 35d-1 under the 1940 Act.

Response 4. The Registrant notes that the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies”

[1]	https://www.sec.gov/Archives/edgar/data/1479026/000119312515169259/filename1.htm.
[2]	https://www.sec.gov/Archives/edgar/data/1479026/000119312515270465/filename1.htm.

Ms. Angela Mokodean June 30, 2017 Page 3

sections disclose that “[t]he Index is designed to deliver exposure to equity securities of large capitalization U.S. issuers.” The Registrant has revised the disclosure to state that “[t]he Index consists of equity securities of large capitalization U.S. issuers.”

Comment 5. In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, the Fund discloses that “[t]he Index is reconstituted and rebalanced on a quarterly basis.” The Staff notes that this could result in the Fund incurring expenses associated with rebalancing four times a year. Please consider including additional risk disclosure regarding greater expenses.

Response 5. The Registrant has updated the disclosure to indicate that the Index will be rebalanced monthly. The Registrant notes that trading costs are expected to be immaterial to investors given that the Index consists of U.S. large cap equity securities. The Registrant has nonetheless added risk disclosure based on this comment under “Tracking Error Risk” in the “Risks of the Fund” section.

Comment 6. In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, please include disclosure explaining the process by which the Index is reconstituted and rebalanced (e.g., whether securities no longer in the Solactive US Large Cap Index are removed and ones that are now included in that index are added).

Response 6. The Registrant has revised the disclosure accordingly.

Comment 7. In the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, it states that “[t]here may…be instances in which the Investment Adviser may choose to underweight or overweight a security in the Fund’s Index.” Please include disclosure explaining the circumstances under which the Investment Adviser may choose to underweight or overweight a security in the Index and how often it is expected to occur. Please explain the purpose of tracking an equal weight index if this is going to be a common practice.

Response 7. The Registrant notes that the Investment Adviser expects to overweight or underweight a security in only very limited circumstances, such as where it is restricted from investing in a particular security or in anticipation of an Index rebalance. Given the limited circumstances under which the Investment Adviser will overweight or

Ms. Angela Mokodean June 30, 2017 Page 4

underweight a security in the Index, the Registrant does not believe that additional disclosure on this point is necessary.

Comment 8. The Staff believes that “Index Risk” in the “Summary–Principal Risks of the Fund” section duplicates disclosure that is presented in the “Risks of the Fund” section and the “Appendix A–Other Portfolio Risks” section. Please review and, as appropriate, revise this disclosure to remove any unnecessary duplicative disclosure. Please consider revising the disclosure by summarizing the concept of the risk under the “Summary–Principal Risks of the Fund” section, including more description in the “Risks of the Fund” section and removing the disclosure in the “Appendix A–Other Portfolio Risks” section.

Response 8. The Registrant has revised the disclosure accordingly.

Comment 9. Please apply Comment 8 to “Tracking Error Risk” in the “Summary–Principal Risks of the Fund,” “Risks of the Fund” and “Appendix A–Other Portfolio Risks” sections.

Response 9. The Registrant has revised the disclosure accordingly.

Comment 10. In the “Summary–Principal Risks of the Fund” section, consider revising the disclosure under “Market Trading Risk” to state that a significant premium or discount to NAV will be reflected in the intraday bid/ask spreads or the closing price of the Fund as compared to the NAV.

Response 10. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 30, 2017 Page 5

Comment 11. The “Investment Management Approach—Principal Investment Strategies” section states that “[t]o the extent required by Securities and Exchange Commission (“SEC”) regulations, shareholders will be provided with sixty days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its assets in securities included in its underlying index.” Please expressly disclose that the Fund will provide shareholders sixty days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. large capitalization equity securities.

Response 11. Please see the response to Comment 3 above. The Registrant has deleted the introduction specifying that notice will be provided “[t]o the extent required by Securities and Exchange Commission (“SEC”) regulations.”

Comment 12. The “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections state that there may be instances in which the Investment Adviser may choose to “purchase securities not in the Fund’s Index that the Investment Adviser believes are appropriate to substitute for certain securities in such Index” or “sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.” Please supplementally explain whether any of such purchases are being counted towards the Fund’s 80% investment policy.

Response 12. The Registrant hereby confirms that no such purchases are currently being counted towards the Fund’s 80% investment policy.

Ms. Angela Mokodean June 30, 2017 Page 6

Comment 13. In the “Investment Management Approach–Principal Investment Strategies” section, the Fund states that it “may also invest up to 20% of its assets in securities and other instruments not included in the Index but which the Investment Adviser believes are correlated to the Index, as well as in, among other instruments, futures (including index futures), swaps, other derivatives, investment companies (including exchange-traded funds (“ETFs”)), preferred stocks, warrants and rights, cash and cash equivalents and money market instruments.” Please clarify whether the instruments listed in the disclosure are instruments that the Investment Adviser believes to be correlated to the Index or are considered a different strategy. To the extent they are used for other purposes as part of a different strategy, please clarify the investment strategy.

Response 13. Although not all instruments are deemed to be correlated to the Index, the Investment Adviser will invest in any such instruments consistent with the Fund’s overall investment objective of seeking to track the Index, rather than for purposes of a different strategy. The Registrant has revised the disclosure accordingly.

Comment 14. In connection with Comment 13, to the extent the instruments are utilized as part of a different investment strategy, please provide more detailed disclosure regarding the types of other instruments utilized.

Response 14. Please see the response to Comment 13 above.

Comment 15. In the “Investment Management Approach–Other Investment Practices and Securities” section, the Fund does not indicate a specific limit on usage of derivatives. Please supplementally explain why investments in derivatives are not limited to 20% of the Fund’s assets given the Fund’s 80% investment policy.

Response 15. The Fund will not invest in derivatives upon commencement of operations. However, futures contracts are the only type of derivative instruments in which the Fund currently intends to invest in the future. The line item in the table under the “Investment Management Approach–Other Investment Practices and Securities” section has been revised to reflect that such derivative instruments are limited to 20% of the Fund’s assets.

Ms. Angela Mokodean June 30, 2017 Page 7

Comment 16. In the “Risks of the Fund” section, consider listing “Risk” after each category of the principal and additional risks.

Response 16. The Registrant has revised the disclosure accordingly.

Comment 17. In the “Risks of the Fund” section, revise the second sentence under “Absence of Active Market Risk” for clarity.

Response 17. The Registrant has revised the disclosure accordingly.

Comment 18. In the “Service Providers–Fund Managers” section, the Fund includes a list of responsibilities for the portfolio managers. Please include specific disclosure regarding the roles and responsibilities for each portfolio manager (i.e., which PM is responsible for which task) per Item 10(a)(2) of Form N-1A.

Response 18. The Registrant confirms that the portfolio managers share all of the specific roles and responsibilities disclosed in the “Service Providers–Fund Managers” section. Accordingly, the Registrant respectfully declines to revise the disclosure.

Comment 19. In the “Shareholder Guide–Net Asset Value” section, please clarify that the price of the Fund’s Shares is based on market value, and that the disclosure is relevant to determining the price of creation units.

Response 19. The Registrant notes that the “Summary–Buying and Selling Fund Shares” and “Shareholder Guide–Buying and Selling Shares” sections disclose that the Fund will issue and redeem Shares at NAV only in Creation Units or multiples thereof and Shares trade at market prices rather than NAV. Accordingly, the Registrant believes its disclosure is adequate.

Comment 20. In the “Shareholder Guide–Creations and Redemptions” section, please confirm that the Creation Unit size will be not less than 25,000 shares each. If Creation Unit size will be less than 25,000 shares, please provide additional disclosure as required by Form N-1A.

Response 20. The Registrant hereby confirms that the Creation Unit size will be not less than 25,000 shares each.

Ms. Angela Mokodean June 30, 2017 Page 8

Comment 21. In the “Appendix A–Other Portfolio Risks–Risks of Derivative Investments” section, please revise the first sentence to clarify whether the derivative instruments listed all relate to foreign currency transactions, as the disclosure implies.

Response 21. The disclosure has been revised for clarity.

Comment 22. In light of the Fund’s ability to invest in other investment companies as disclosed in the “Appendix A–Portfolio Securities and Techniques–Other Investment Companies” section, please supplementally explain why “Acquired Fund Fees and Expenses” is not included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table or add such line item.

Response 22. The Fund has included the disclosure regarding its ability to invest in other investment companies for flexibility but does not currently anticipate to do so and hereby confirms that its “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year. Therefore, disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

Comment 23. In the “Appendix A–Portfolio Securities and Techniques–Asset Segregation” section, the Fund refers to the use of offsetting positions for certain derivative instruments, though the Staff has not authorized offsetting for all such instruments. Please revise the disclosure or provide a legal basis for the approach.

Response 23. The Fund will not invest in derivatives upon commencement of operations. However, futures contracts are the only type of derivative instruments in which the Fund currently intends to invest in the future. Accordingly, the Registrant has limited this disclosure to futures contracts, including the use of off-setting positions for futures contracts. The Registrant believes that the Dreyfus Strategic Investing & Dreyfus Strategic Income no-action letter (June 22, 1987) contemplates the use of off-setting positions for futures contracts and, therefore, there is a legal basis for this approach.

Ms. Angela Mokodean June 30, 2017 Page 9

Comment 24. In the “Appendix A–Portfolio Securities and Techniques–Asset Segregation” section, please explain the legal basis for inclusion of options in the statement regarding segregation of marked-to-market obligations for cash-settled instruments.

Response 24. The Fund does not currently intend to invest in options. Accordingly, this disclosure has been removed.

Comment 25. Please supplementally confirm that the Fund will segregate liquid assets in an amount equal to its notional exposure in the case of cash-settled credit default swaps where the Fund is the protection seller.

Response 25. The Fund does not currently intend to invest in credit default swaps. Accordingly, the related disclosure has been removed.

Comment 26. In the “Appendix A–Portfolio Securities and Techniques–Asset Segregation” section, the Fund states that “[i]nstruments that do not cash settle may be treated as cash settled for asset segregation purposes when the Fund has entered into a contractual arrangement with a third party FCM or other counterparty to off-set the Fund’s exposure under the contract and, failing that, to assign its delivery obligation under the contract to the counterparty.” Please clarify whether this position is only related to physically-settled futures and forwards. If taking this position with respect to other physically-settled instruments, please clarify what those are and the legal basis for the Fund’s approach.

Response 26. As futures contracts are the only type of derivative instruments in which the Fund currently intends to invest in the future, the disclosure has been revised to only contemplate physically-settled futures at this time.

SAI

Comment 27. In the “Exchange Listing and Trading” section, consider revising the following disclosure to remove passive tone: “There can be no assurance that the requirements of the Exchange necessary to maintain the listing of Shares of the Fund will continue to be met.”

Response 27. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 30, 2017 Page 10

Comment 28. In the “Exchange Listing and Trading” section, the Fund discloses that it makes no representation or warranty as to the accuracy of the IIV and that it does not necessarily reflect the precise composition of the Fund’s current portfolio or the best possible valuation of the current portfolio. Please consider whether this should be included as a principal risk of the Fund or otherwise included in the Prospectus.

Response 28. The Registrant respectfully declines to revise the disclosure as the Fund does not believe that the potential inaccuracy of IIV is a principal risk of the Fund. In this regard, the Registrant notes that the Fund will invest in U.S. large capitalization equity securities and, accordingly, it does not expect the IIV to be inaccurate as a result of, for example, lack of trading of portfolio securities during U.S. trading hours.

Comment 29. Please apply the same Prospectus comments regarding the “Appendix A–Portfolio Securities and Techniques–Asset Segregation” section to the “Description of Investment Securities and Practices–Asset Segregation” section.

Response 29. The Registrant has revised the disclosure accordingly, as applicable.

Comment 30. In the “Description of Investment Securities and Practices–Equity Swaps” section, the Fund discloses that equity swap transactions entered into for hedging purposes are treated as non-senior securities. The Staff disagrees with this classification and asks the Fund to remove the distinction between “hedging” and “non-hedging” or clarify the disclosure if this is not the intended meaning.

Response 30. The Fund does not currently intend to invest in equity swap transactions. Accordingly, this disclosure has been removed.

Comment 31. In the “Description of Investment Securities and Practices–Options on Securities and Securities Indices” section, please supplementally clarify whether the Fund uses American style options as cover for its option spread strategies. To the extent European style options are used as cover, please supplementally explain the Fund’s approach.

Response 31. The Fund does not currently intend to invest in options. Accordingly, this disclosure has been removed.

Ms. Angela Mokodean June 30, 2017 Page 11

Comment 32. In the “Description of Investment Securities and Practices–Options on Securities and Securities Indices” section, please remove the duplicative sentence in the fourth paragraph.

Response 32. The Fund does not currently intend to invest in options. Accordingly, this disclosure has been removed.

Comment 33. Please revise the “Description of Investment Securities and Practices–Options on Securities and Securities Indices” section to ensure that the disclosure regarding the Fund’s coverage of call options on a securities index by owning securities is consistent with the standards set forth in the applicable Staff no-action letters, including Prudential-Bache IncomeVertible Plus Fund, Inc. (pub. avail. Nov. 20, 1985) and Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987). Alternatively, please explain why the Fund believes the current disclosure is an appropriate standard.

Response 33. The Fund does not currently intend to invest in options. Accordingly, this disclosure has been removed.

Comment 34. The Staff believes that the language regarding the Fund’s purchase of put and call options in the last paragraph of page B-11 seems to duplicate disclosure that is presented in the second paragraph of page B-12. Please review and, as appropriate, revise the disclosure to remove unnecessary duplicative disclosure if it does not serve a separate purpose.

Response 34. The Fund does not currently intend to invest in options. Accordingly, this disclosure has been removed.

Comment 35. In the “Investment Restrictions” section, the Fund states that, in applying its concentration policy to derivative instruments, it “will look to the industry of the reference asset(s) and not to the counterparty or issuer.” The Staff’s position is that the counterparty should also be considered as the Fund has credit risk to the counterparty and that risk is relevant for concentration purposes. See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise the disclosure accordingly.

Response 35. The Registrant utilizes derivative instruments to gain exposure to the reference asset(s) underlying the derivative, rather than to the counterparty or issuer of

Ms. Angela Mokodean June 30, 2017 Page 12

the derivative. In general, the value of such instruments changes in large part based on changes in the value of the reference asset(s). Accordingly, the Registrant believes that the industry of the reference asset(s), rather than that of the counterparty or issuer, should be considered for concentration purposes. In addition, the Registrant notes that counterparties in derivative transactions are generally securities-related issuers (“SRIs”) under Section 12(d)(3) of the 1940 Act. Section 12(d)(3) and Rule 12d3-1 thereunder appropriately and adequately address the risks associated with counterparty exposure to SRIs. Accordingly, counterparty exposure to SRIs need not be addressed by reference to the 1940 Act’s portfolio concentration requirements. The Registrant notes that GSAM and/or its affiliates currently review counterparties to assess their creditworthiness. For these reasons, the Registrant respectfully declines to revise the disclosure.

Comment 36. In connection with the Fund’s disclosure in the “Investment Restrictions–Fundamental Investment Restrictions (1)” section, if the Index is concentrated in a particular industry or group of industries, please identify the industry or group of industries.

Response 36. The Registrant hereby confirms that the Index is not currently concentrated in any particular industry or group of industries.

Comment 37. In the “Trustees and Officers–Trustees of the Trust” section, please include disclosure regarding the line of business for Aleris Corporation and Aleris International, Inc. in the fourth column of the “Independent Trustees” table captioned “Principal Occupation(s) During Past 5 Years” for Lawrence W. Stranghoener.

Response 37. The Registrant has revised the disclosure accordingly.

Comment 38. In footnote 6 of the “Trustees and Officers–Trustee Compensation” section, please specify the number of investment companies for which the Trustees served and received compensation per Instruction 6 to Item 17(c) of Form N-1A.

Response 38. The Registrant notes that the “Trustees and Officers–Trustees of the Trust” sets forth the other Goldman Sachs Fund Complex registrants for which each Trustee serves as such and the number of series that comprise each such registrant. Accordingly, the Registrant believes its disclosure is adequate. For clarity, the Registrant has deleted the parenthetical specifying “(including any Goldman registrants for which the Trustee then served as such).”.

Ms. Angela Mokodean June 30, 2017 Page 13

Comment 39. In footnote 2 of the “Management Services–Portfolio Managers–Other Accounts Managed by the Portfolio Managers” section, please explain or define the term “SICAVs.”

Response 39. The Registrant has revised the disclosure accordingly.

Comment 40. In the “Creations and Redemptions–Redemption of Creation Units” section, the Fund discloses circumstances in which the right of redemption may be suspended or the date of payment postponed. Please clarify whether the intent is to refer to the NYSE or the primary listing market. If the intent is to refer to the latter, please explain the Fund’s approach.

Response 40. The exchange in this context is intended to refer to NYSE. The Registrant has revised the disclosure accordingly.

Comment 41. In the “Determination of Net Asset Value” section, the Fund states that “[i]f the relevant exchange or system has not closed by the above-mentioned time for determining the Fund’s NAV, the securities will be valued at the last sale price or official closing price…” Please clarify how the security is valued at closing price when the Exchange is not closed.

Response 41. The Registrant has revised the disclosure to clarify that, in such situation, securities will be valued at the last sale price, or if not available at the last available bid price for long positions or last available ask price for short positions.

Comment 42. In the “Determination of Net Asset Value” section, please supplementally explain whether the valuation approach of fixed income securities for which market quotations are not readily available is part of the valuation procedures approved by the Board. If not, please discuss whether the Board has any role in approving or overseeing the process.

Response 42. Fixed income securities for which accurate market quotations are not readily available will be valued by the Investment Adviser based on Board-approved fair valuation policies. The Registrant has revised the disclosure accordingly.

Comment 43. In the “Determination of Net Asset Value” section, please disclose that where a portion of the Fund’s holdings trade in markets that are closed and the Exchange is open, the value of those holdings may change from the

Ms. Angela Mokodean June 30, 2017 Page 14

closing price during the ETF trading day. Please note that this in turn could lead to differences in market price of Fund Shares and the underlying value of those Shares.

Response 43. As the Fund invests primarily in U.S. large capitalization equity securities, the Registrant does not believe that such disclosure is necessary. The Registrant notes that various disclosure is included throughout the registration statement about Shares trading at a price that differs from NAV.

Comment 44. In the “Determination of Net Asset Value” section, please confirm whether references to “Business Day in New York” are intended to be different from other “business day” definitions and clarify accordingly.

Response 44. The Registrant hereby confirms that references to “Business Day in New York” are not intended to be different from other “business day” definitions. The “Shareholder Guide—Buying and Selling Shares” section of the Prospectus and the “Creations and Redemptions” section of the SAI define “business day” as “each day the New York Stock Exchange, the Exchange and the Trust are open and includes any day that the Fund is required to be open under Section 22(e) of the Investment Company Act.” The Registrant has revised the disclosure accordingly.

Comment 45. In the “Taxation—Fund Taxation” section, please explain or define the term “REMIC.”

Response 45. The Registrant has revised the disclosure accordingly.

Comment 46. In the “Proxy Voting” section, please confirm that the proxy record will be available on the Fund’s website at no cost.

Response 46. The Registrant hereby confirms that the proxy record will be available on the Fund’s website at no cost. The Registrant has revised the disclosure accordingly.

Ms. Angela Mokodean June 30, 2017 Page 15

Comment 47. In the “Payments to Intermediaries” section, the definition of “Additional Payments” refers to the Investment Adviser and/or its affiliates but the term later refers to the Distributor and/or its affiliates. Please clarify what the term means as it relates to the Distributor and/or its affiliates.

Response 47. The Distributor does not make payments to intermediaries out of its own assets, but may arrange for payments when directed to do so by the Fund or the Investment Adviser. Accordingly, “Additional Payments” include such payments, but the reference to the Distributor is omitted from the statement about payments out of a company’s own assets. The Registrant has revised the disclosure to clarify that the Distributor may make payments at the direction of the Investment Adviser.

Comment 48. In the “Appendix B–U.S. Proxy Items–Executive Compensation–Advisory Vote on Executive Compensation (Say-on-Pay, MSOP) Management Proposals” section, please explain or define the term “TSR.”

Response 48. The Registrant has revised the disclosure accordingly.

Comment 49. In the “Appendix B–Non-U.S. Proxy Items–Operational Items–Change in Company Fiscal Term” section, please explain or define the term “AGM.”

Response 49. The Registrant has revised the disclosure accordingly.

Part C

Comment 50. Please confirm that the Fund will file, as an exhibit, the license or sub-license agreement to which the Fund is a party.

Response 50. GSAM’s ability to use the Index in connection with the Fund is covered in the license agreement between GSAM and Solactive. Accordingly, there is no sub-license agreement to which the Fund is a party that the Fund will file as an exhibit.

*     *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Ms. Angela Mokodean June 30, 2017 Page 16

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	Andrew Murphy, Goldman Sachs & Co. LLC

Joseph McClain, Goldman Sachs & Co. LLC